SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Formal Notice of Listing on the Stock Exchange of Hong Kong Limited—RMB2,500,000,000 3.80 per cent. Notes due 2016 Under its RMB10,000,000,000 Medium Term Note Programme of China Unicom (Hong Kong) Limited dated July 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: July 25, 2014	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. This announcement is not, and is not intended to be, an offer of securities of the Company for sale, or the solicitation of an offer to buy securities of the Company, in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act, or any state securities laws of the United States, and may not be offered or sold within the United States, or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) except pursuant to an exemption under, or in a transaction not subject to, the U.S. Securities Act. This announcement and the information contained herein are not for distribution, directly or indirectly, in or into the United States. No public offer of the securities referred to herein is being or will be made in the United States.

NOTICE OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

RMB2,500,000,000 3.80 per cent. Notes due 2016 (the “Notes”)

(Stock Code: 85987)

Under its RMB10,000,000,000 Medium Term Note Programme

Joint Bookrunners and Joint Lead Managers

Bank of China Limited	Industrial and Commercial Bank of China (Asia) Limited	DBS Bank Ltd.

Bank of China (Hong Kong) Limited

China International Capital Corporation Hong Kong Securities Limited	J.P. Morgan Securities (Asia Pacific) Limited	Nomura International plc

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the Notes as described in the offering circular dated 3 April 2014, the supplemental offering circular dated 17 July 2014 and the pricing supplement dated 17 July 2014. The Notes will be offered by way of debt issues to professional investors (as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) only. The listing of the Notes in the aggregate nominal amount of RMB2,500,000,000 is expected to become effective on or about 25 July 2014.

By Order of the Board of

China Unicom (Hong Kong) Limited

Chu Ka Yee

Company Secretary

Hong Kong, 24 July 2014

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming,
John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny